UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31808 / September 9, 2015

_____

In the Matter of   :
                                                               :
Janus Investment Fund   :
Janus Aspen Series   :
Janus Capital Management LLC   :
Janus Distributors LLC   :
                                                               :
151 Detroit Street   :
Denver, CO 80206   :
                                                               :
 (812-14412)   :
_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A), (B), AND (C) OF
THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT, AND UNDER SECTION 6(c) OF
THE ACT FOR AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Janus Investment Fund, Janus Aspen Series, Janus Capital Management LLC and Janus
Distributors LLC filed an application on January 6, 2015, and amendments to the
application on April 14, 2015 and July 31, 2015, requesting an order under section
12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") granting an exemption
from sections 12(d)(1)(A), (B), and (C) of the Act, under sections 6(c) and 17(b) of the Act
granting an exemption from section 17(a) of the Act, and under section 6(c) of the Act for
an exemption from rule 12d1-2(a) under the Act. The order would permit (a) certain
registered open-end management investment companies that operate as "funds of funds" to
acquire shares of certain registered open-end management investment companies,
registered closed-end management investment companies, "business development
companies," as defined by section 2(a)(48) of the Act, and registered unit investment trusts
that are within and outside the same group of investment companies as the acquiring
investment companies and (b) certain registered open-end management investment
companies relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On August 13, 2015, a notice of the filing of the application was issued (Investment
Company Act Release No. 31753). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A), (B), and (C) of the Act, under sections 6(c) and 17(b) of the Act from section 17(a) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act by Janus Investment Fund, et al. (File No. 812-14412) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary